John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-2184 Fax: (617) 663-2197 E-Mail: abergman@jhancock.com
November 25, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-162245)	John Hancock Life Insurance Company (U.S.A.) Venture 4 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-162244)	John Hancock Life Insurance Company of New York Venture 4 Variable Annuity Contracts
Dear Ms. White:
This letter is in response to the comments you provided in your letter dated November 5, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on October 1, 2009 (Accession Nos. 0000950123-09-047443 and 0000950123-09-047442). Your comments are shown in italics (and may be altered to reflect product updates). In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. General
a.	EDGAR class identifier.
Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.
RESPONSE: The contract name on the front cover page of the prospectus for each of the captioned registration statements (the “Registration Statements”) reflects the current EDGAR class identifier, “Venture 4” (C000081726 and C000081725). In the event of any future revisions, we confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with that contract.
b.	Responsibility for paying out on the guarantees.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.
RESPONSE: The issuing insurance company will be solely responsible for paying out on any guarantees associated with the policy.

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

c.	Claims paying ability.
Please include additional prospectus disclosure describing the relationship between the guarantees under the contract, and the claims paying ability of the company and its general account.
RESPONSE: We will revise the disclosure in the fifth and in the last paragraph of “The Companies” section of “IV. General Information about Us, the Separate Accounts and the Portfolio” to read as follows:
Rating Agencies, Endorsements and Comparisons. We are ranked and rated by independent financial rating services, including Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA and John Hancock New York for the obligations the respective Company incurs. The ratings are not intended to reflect the investment experience or financial strength of the Separate Accounts or their Subaccounts, or the Trust or its Portfolios. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts.
The Company incurs obligations under the Contract to guarantee amounts in addition to your Contract Value, such as the Lifetime Income Amount and the Annuity Option, and to the extent that the Company pays such amounts, the payments will come from the Company’s general account assets. You should be aware that the general account is comprised of securities and other investments, the value of which may decline during periods of adverse market conditions. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the Company’s general account investments. ~~When you direct money into a DCA Fixed Investment Option, the Company guarantees the principal value and the rate of interest credited to that Investment Option for the term of any DCA guarantee period.~~
Comment 2. Overview, page 4
Please disclose that the prospectus describes all material features and benefits of the contract.
RESPONSE: We have revised the second paragraph under “Overview” as follows:
Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, ~~various~~a Contract purchased in one state may have terms and conditions ~~of your Contract may~~ that vary from the terms and conditions ~~described in this Prospectus, depending upon where you purchase~~ of a Contract~~. These variations will be reflected~~ purchased in ~~your Contract or~~ a different jurisdiction. We disclose all material variations in ~~a Rider attached~~the Prospectus.
Comment 3. What are some benefits of the Contract?, page 4
Since there is more than one guaranteed minimum withdrawal benefit, please change “an optional guaranteed minimum withdrawal benefit” to “optional guaranteed minimum withdrawal benefits” in the first sentence of the first paragraph of this section.
RESPONSE: We have revised the first sentence of the first paragraph under “Overview — What are some benefits of the Contract?” as follows:
The Contract offers access to diversified money managers, a death benefit and an optional death benefit, an optional guaranteed minimum withdrawal benefits, annuity payments and tax-deferred treatment of earnings.

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

Comment 4. Total Portfolio Operating Expenses Tables and Expense Examples, pages 11-14
As the waivers described in footnotes 6, 7, 9 and 15 to the portfolio’s expense table on pages 12-14 do not extend at least a year beyond the date of the prospectus, please do not reflect them in the tables or expense examples.
RESPONSE: The lineup of available investment options has been reduced to only 11 options. We have revised the prospectus to reflect this change, including the Total Portfolio Operating Expenses Table, as follows:
The following tables describe the operating expenses for each of the Portfolios, as a percentage of the Portfolio’s average net assets for the fiscal year ending December 31, 2008, except as stated below in the notes that follow the tables. More detail concerning each Portfolio’s fees and expenses is contained in the Portfolio’s prospectus and in the notes following the tables.
The Portfolios available may be restricted if you purchase a GMWB Rider (see “VI. Optional Benefits”).

Acquired
		Distribution		Portfolio Fees	Total	Contractual
	Management	and service	Other	and	Operating	Expense	Net Operating
Portfolio/Class	fee	(12b-1) fees	Expenses	Expenses	Expenses [1]	Reimbursement [2]	Expenses
~~[Blue Chip Growth[3,4]~~
~~Series II~~	~~0.81%~~	~~0.25%~~	~~0.04%~~	~~0.00%~~	~~1.10%~~	~~0.00%~~--	~~1.10%~~
~~Capital Appreciation[3]~~
~~Series II~~	~~0.72%~~	~~0.25%~~	~~0.04%~~	~~0.00%~~	~~1.01%~~	~~0.00%~~--	~~1.01%~~
Core Allocation~~5,6~~3,4
Series II	0.05%	0.25%	0.07%	0.85%	1.22%	~~-0.05%~~--	~~1.17%~~1.22%
Core Balanced~~5,6~~3,4
Series II	0.05%	0.25%	0.07%	0.79%	1.16%	~~-0.05%~~--	~~1.11%~~1.16%
Core Disciplined Diversification~~5,6~~3,4
Series II	0.05%	0.25%	0.07%	0.63%	1.00%	~~-0.05%~~--	~~0.95%~~1.00%
Core Fundamental Holdings~~5,6~~3,4
Series II	0.05%	0.55%	0.05%	0.41%	1.06%	~~-0.05%~~--	~~1.01%~~1.06%
Core Global Diversification~~5,6~~3,4
Series II	0.05%	0.55%	0.05%	0.42%	1.07%	~~-0.05%~~--	~~1.02%~~1.07%
Core Strategy~~7~~5 (formerly Index Allocation)
Series II	0.05%	0.25%	0.05%	0.52%	0.87%	-0.08%	0.79%
~~Equity-Income[3,4]~~
~~Series II~~	~~0.81%~~	~~0.25%~~	~~0.05%~~	~~0.00%~~	~~1.11%~~	~~0.00%~~	~~1.11%~~
~~Financial Services[3]~~
~~Series II~~	~~0.82%~~	~~0.25%~~	~~0.08%~~	~~0.00%~~	~~1.15%~~	~~0.00%~~	~~1.15%~~
~~Fundamental Value[3]~~
~~Series II~~	~~0.76%~~	~~0.25%~~	~~0.05%~~	~~0.00%~~	~~1.06%~~	~~0.00%~~	~~1.06%~~
~~Global Bond[3,8]~~
~~Series II~~	~~0.70%~~	~~0.25%~~	~~0.10%~~	~~0.00%~~	~~1.05%~~	~~0.00%~~	~~1.05%~~
~~Health Sciences[3,4,8]~~
~~Series II~~	~~1.05%~~	~~0.25%~~	~~0.08%~~	~~0.00%~~	~~1.38%~~	~~0.00%~~	~~1.38%~~
~~High Income[3]~~
~~Series II~~	~~0.67%~~	~~0.25%~~	~~0.07%~~	~~0.00%~~	~~0.99%~~	~~0.00%~~	~~0.99%~~
~~High Yield[3]~~
~~Series II~~	~~0.66%~~	~~0.25%~~	~~0.06%~~	~~0.00%~~	~~0.97%~~	~~0.00%~~	~~0.97%~~
~~International Core[3,8]~~
~~Series II~~	~~0.89%~~	~~0.25%~~	~~0.14%~~	~~0.00%~~	~~1.28%~~	~~0.00%~~	~~1.28%~~
~~International Opportunities[3,8]~~
~~Series II~~	~~0.87%~~	~~0.25%~~	~~0.13%~~	~~0.00%~~	~~1.25%~~	~~0.00%~~	~~1.25%~~
~~International Value[3,8,9]~~
~~Series II~~	~~0.81%~~	~~0.25%~~	~~0.14%~~	~~0.00%~~	~~1.20%~~	~~-0.02%~~	~~1.18%~~
~~Investment Quality Bond[3]~~

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

		Distribution		Acquired Portfolio Fees	Total	Contractual
	Management	and service	Other	and	Operating	Expense	Net Operating
Portfolio/Class	fee	(12b-1) fees	Expenses	Expenses	Expenses [1]	Reimbursement [2]	Expenses
 ~~Series II~~	 ~~0.59%~~	 ~~0.25%~~	 ~~0.09%~~	 ~~0.00%~~	 ~~0.93%~~	 ~~0.00%~~	 ~~0.93%~~
 ~~Lifestyle Aggressive[10]~~
 ~~Series II~~	 ~~0.04%~~	 ~~0.25%~~	 ~~0.04%~~	 ~~0.86%~~	 ~~1.19%~~	 ~~0.00%~~	 ~~1.19%~~
Lifestyle Balanced ~~10~~ 6
Series II	0.04%	0.25%	0.03%	0.76%	1.08%	0.00%	1.08%
Lifestyle Conservative ~~10~~ 6
Series II	0.04%	0.25%	0.03%	0.71%	1.03%	0.00%	1.03%
Lifestyle Growth ~~10~~ 6
Series II	0.04%	0.25%	0.03%	0.76%	1.08%	0.00%	1.08%
Lifestyle Moderate ~~10~~ 6
Series II	0.04%	0.25%	0.03%	0.74%	1.06%	0.00%	1.06%
 ~~Mid Cap Index[3,11]~~
 ~~Series II~~	 ~~0.47%~~	 ~~0.25%~~	 ~~0.03%~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.00%~~	 ~~0.75%~~
 ~~Mid Cap Stock[3]~~
 ~~Series II~~	 ~~0.84%~~	 ~~0.25%~~	 ~~0.05%~~	 ~~0.00%~~	 ~~1.14%~~	 ~~0.00%~~	 ~~1.14%~~
Money Market ~~3~~ 7
Series II	0.47%	0.25%	0.06%	0.00%	0.78%	0.00%	0.78%
 ~~Natural Resources[3]~~
 ~~Series II~~	 ~~1.00%~~	 ~~0.25%~~	 ~~0.08%~~	 ~~0.00%~~	 ~~1.33%~~	 ~~0.00%~~	 ~~1.33%~~
 ~~Pacific Rim[3,8]~~
 ~~Series II~~	 ~~0.80%~~	 ~~0.25%~~	 ~~0.25%~~	 ~~0.00%~~	 ~~1.30%~~	 ~~0.00%~~	 ~~1.30%~~
 ~~Real Estate Securities[3]~~
 ~~Series II~~	 ~~0.70%~~	 ~~0.25%~~	 ~~0.05%~~	 ~~0.00%~~	 ~~1.00%~~	 ~~0.00%~~	 ~~1.00%~~
 ~~Science and Technology[3,4,8]~~
 ~~Series II~~	 ~~1.05%~~	 ~~0.25%~~	 ~~0.07%~~	 ~~0.00%~~	 ~~1.37%~~	 ~~0.00%~~	 ~~1.37%~~
 ~~Small Cap Growth[3]~~
 ~~Series II~~	 ~~1.06%~~	 ~~0.25%~~	 ~~0.08%~~	 ~~0.00%~~	 ~~1.39%~~	 ~~0.00%~~	 ~~1.39%~~
 ~~Small Cap Opportunities[3,12]~~
 ~~Series II~~	 ~~1.00%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~1.31%~~	 ~~0.00%~~	 ~~1.31%~~
 ~~Small Cap Value[3]~~
 ~~Series II~~	 ~~1.06%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~1.37%~~	 ~~0.00%~~	 ~~1.37%~~
 ~~Small Company Value[3,4]~~
 ~~Series II~~	 ~~1.02%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~1.33%~~	 ~~0.00%~~	 ~~1.33%~~
 ~~Strategic Bond[3,8]~~
 ~~Series II~~	 ~~0.67%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~0.98%~~	 ~~0.00%~~	 ~~0.98%~~
 ~~Total Return[3,13]~~
 ~~Series II~~	 ~~0.69%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~1.00%~~	 ~~0.00%~~	 ~~1.00%~~
 ~~U.S. Government Securities[3]~~
 ~~Series II~~	 ~~0.61%~~	 ~~0.25%~~	 ~~0.09%~~	 ~~0.00%~~	 ~~0.95%~~	 ~~0.00%~~	 ~~0.95%~~
 ~~Value[3]~~
 ~~Series II~~	 ~~0.74%~~	 ~~0.25%~~	 ~~0.06%~~	 ~~0.00%~~	 ~~1.05%~~	 ~~0.00%~~	 ~~1.05%]~~

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

~~Total~~
	~~Feeder Fund~~						~~Master Fund~~			~~Master~~
									~~Total~~	~~Fund~~
					~~Contractual~~				~~Master Fund~~	~~and Net~~
		~~Distribution~~		~~Total~~	~~Expense~~	~~Net Portfolio~~			~~and Feeder~~	~~Feeder~~
	~~Management~~	~~and service~~	~~Other~~	~~Operating~~	~~Reimbursem~~	~~Operating~~	~~Management~~	~~Other~~	~~Fund~~	~~Fund~~
~~Portfolio/Class~~	~~fee~~	~~(12b-1) fees~~	~~Expenses~~	~~Expenses [1]~~	~~ent [2]~~	~~Expenses~~	~~fees [14]~~	~~Expenses~~	~~Expenses~~	~~Expenses~~
 ~~[American Asset Allocation[15]~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.04%~~	 ~~0.79%~~	 ~~-0.01%~~	 ~~0.78%~~	~~0.31%~~	 ~~0.01%~~	 ~~1.11%~~	 ~~1.10%~~
 ~~American Bond~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.04%~~	 ~~0.79%~~	 ~~0.00%~~	 ~~0.79%~~	~~0.39%~~	 ~~0.01%~~	 ~~1.19%~~	 ~~1.19%~~
 ~~American Global~~
 ~~Growth[15]~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.06%~~	 ~~0.81%~~	 ~~-0.03%~~	 ~~0.78%~~	~~0.53%~~	 ~~0.02%~~	 ~~1.36%~~	 ~~1.33%~~
 ~~American Global Small Capitalization[15]~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.11%~~	 ~~0.86%~~	 ~~-0.08%~~	 ~~0.78%~~	~~0.71%~~	 ~~0.03%~~	 ~~1.60%~~	 ~~1.52%~~
 ~~American Growth~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.04%~~	 ~~0.79%~~	 ~~0.00%~~	 ~~0.79%~~	~~0.32%~~	 ~~0.01%~~	 ~~1.12%~~	 ~~1.12%~~
 ~~American Growth-Income~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.04%~~	 ~~0.79%~~	 ~~0.00%~~	 ~~0.79%~~	~~0.27%~~	 ~~0.01%~~	 ~~1.07%~~	 ~~1.07%~~
 ~~American High-Income Bond[15]~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.21%~~	 ~~0.96%~~	 ~~-0.18%~~	 ~~0.78%~~	~~0.47%~~	 ~~0.01%~~	 ~~1.44%~~	 ~~1.26%~~
 ~~American International~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.04%~~	 ~~0.79%~~	 ~~0.00%~~	 ~~0.79%~~	~~0.49%~~	 ~~0.03%~~	 ~~1.31%~~	 ~~1.31%~~
 ~~American New World[15]~~
 ~~Series II~~	 ~~0.00%~~	 ~~0.75%~~	 ~~0.13%~~	 ~~0.88%~~	 ~~-0.10%~~	 ~~0.78%~~	~~0.76%~~	 ~~0.05%~~	 ~~1.69%~~	 ~~1.59%]~~

[1]	The “Total Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio’s prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying portfolios.

[2]	Effective January 1, 2009, John Hancock Trust (“JHT” or the “Adviser”) may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements and made subsequent to January 1, 2009, for a period of three years following the beginning of the month in which such reimbursement or waivers occurred.

[3]	 ~~Effective January 1, 2006, the Adviser has agreed to waive its management fee for certain Portfolios or otherwise reimburse the expenses of those Portfolios (“Participating Portfolios”). The reimbursement will equal, on an annualized basis, 0.02%of that portion of the aggregate net assets of all the Participating Portfolios that exceeds $50 billion. The amount of the Reimbursement will be calculated daily and allocated among all the Participating Portfolios in proportion to the daily net assets of each Portfolio.~~

~~[4]~~	 ~~T. Rowe Price has voluntarily agreed to waive a portion of its subadvisory fee for the following Portfolios of the Trust: Balanced Trust, Blue Chip Growth Trust, Capital Appreciation Value Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Real Estate Equity Trust, Science & Technology Trust, Small Company Value Trust, and Spectrum Income Trust. This waiver is based on the combined average daily net assets of these Portfolios and the following Portfolios of John Hancock Trust II: Blue Chip Growth Fund, Equity-Income Fund, Mid Value Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the “T. Rowe Portfolios”). Based on the combined average daily net assets of the T. Rowe Portfolios, the percentage fee reduction (as a percentage of the Subadvisory Fee) is as follows: 0.00% for the first $750 million, 5.0 %for the next $750 million, 7.5 % for the Next $1.5 billion, and 10.0 %if over $3 billion. The Adviser has also voluntarily agreed to reduce the advisory fee for each Portfolio by the amount that the subadvisory fee is reduced. This voluntary fee waiver may be terminated by T. Rowe Price or the Adviser at any time.~~

~~[5]~~ 	For Portfolios and series of Portfolios that have not commenced operations or have an inception date of less than six months as of December 31, 2008, expenses are estimated.

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

~~6~~4	~~The Adviser has contractually agreed to waive the advisory fee. This waiver will expire May 1, 2010 unless extended by the Adviser.~~ The Adviser has contractually agreed to waive the advisory fee (“Advisory Fee Waiver”). The Advisory Fee Waiver will expire May 1, 2010 unless extended by the Adviser. The fees shown do not reflect the Advisory Fee Waiver. If the Advisory Fee Waiver had been reflected, the net operating expenses for these Portfolios would be as indicated below. See the prospectus for each Portfolio for additional information.

	Net Operating		Net Operating		Net Operating
Portfolio	Expenses	Portfolio	Expenses	Portfolio	Expenses
Core Allocation	1.17%	Core Disciplined Diversification	0.95%	Core Global Diversification	1.02%
Core Balanced	1.11%	Core Fundamental Holdings	1.01%

~~7~~5	The Adviser has contractually agreed to reimburse Expenses of the Portfolio that exceed 0.02% of the average annual net assets of the Portfolio. Expenses includes all expenses of the Portfolio except Rule 12b-1 fees, underlying portfolio expenses, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after May 1, 2011~~0~~.

~~8~~	~~“Other Expenses” reflects the estimated amount based on a contractual change in the custody agreement. This agreement went into effect on April 1, 2009.~~

~~9~~	~~The Adviser has contractually agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the Portfolio does not exceed 0.45 %of the Portfolio’s average net assets. This advisory fee waiver will remain in place until May 1, 2010.~~

~~10~~6	“Acquired Portfolio Fees and Expenses” are estimated based on a rebalance of investments in underlying Portfolios.

[7]	Effective January 1, 2006, the Adviser has agreed to waive its management fee for certain Portfolios or otherwise reimburse the expenses of those Portfolios (“Participating Portfolios”). The reimbursement will equal, on an annualized basis, 0.02% of that portion of the aggregate net assets of all the Participating Portfolios that exceeds $50 billion. The amount of the Reimbursement will be calculated daily and allocated among all the Participating Portfolios in proportion to the daily net assets of each Portfolio.

~~11~~ 	~~The Adviser has agreed to reduce its advisory fee for each class of shares of the Portfolio in an amount equal to the amount by which the Expenses of such class of the Portfolio exceed the Expense Limit (as a percentage of the average annual net assets of the Portfolio attributable to the class) of 0.050% and, if necessary, to remit to that class of the Portfolio an amount necessary to ensure that such Expenses do not exceed that Expense Limit. “Expenses” means all the expenses of a class of the Portfolio excluding: (a) advisory fees, (b) Rule 12b-1 fees, (c) transfer agency fees and service fees, (d) blue sky fees, (e) taxes, (f) portfolio brokerage commissions, (g) interest, and (h) litigation and indemnification expenses and (i) other extraordinary expenses not incurred in the ordinary course of JHT’s business. This expense limitation will continue in effect unless otherwise terminated by the Adviser upon notice to JHT. This voluntary expense limitation may be terminated at any time.~~

~~12~~	~~The Adviser has agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the Portfolio does not exceed 0.45 % of the Portfolio’s average net assets.~~

~~13~~	~~“Other Expenses” reflect the estimate expenses to be paid as substitute dividend expenses on securities borrowed for the settlement of short sales.~~

~~[14]~~ 	~~Capital Research Management Company (the adviser to the master fund for each of the JHT American Funds) waived a portion of its management fee from September 1, 2004 through December 31, 2008. The fees shown do not reflect any waivers. See the financial highlights table in the American Funds Insurance Series’ prospectus or annual report for further information.~~

~~15~~	~~The Adviser has contractually limited other Portfolio level expenses to 0.03 %until May 1, 2010. “Other Portfolio level expenses” consist of operating expenses of the Portfolio, excluding adviser fee, 12b-1 fee, transfer agent fees, blue sky, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.~~
Comment 5. Exhibits – Powers of Attorney
It is unclear why the Powers of Attorney refer to the contract as the Venture 4 instead of the Venture 2010. See Rule 483(b) of the Securities Act of 1933 and revise.
RESPONSE: Members of the respective Boards of Directors were presented Powers of Attorney to authorize registration of a new variable annuity contract on SEC Form N-4 at a time when the contract’s proposed marketing name was “Venture 4.” By the time the Powers of Attorney were included as exhibits in the Registration Statements, the contract’s proposed marketing name had changed to “Venture 2010.” The marketing name has subsequently been changed back to “Venture 4.”

Alison T. White, Esq.
SEC Office of Insurance Products
November 25, 2009

Comment 6.	Exhibits – Guaranteed Minimum Withdrawal Benefit Rider and Spousal Guaranteed Minimum Withdrawal Benefit Rider
Please explain why the provisions of the riders disclosed in the exhibits appear to differ from those described in the prospectus.
RESPONSE: The “form of” Guaranteed Minimum Withdrawal Benefit Riders (single and spousal) (the “Riders”) included in the initial Form N-4 Registration Statement (File No. 333-162244) were in the form filed with state insurance regulatory authorities, which contained the bracketed values and terms. We will file a Pre-Effective Amendment No. 2 to Registration Statement (File No. 333-162244) that will include the final form of the Riders.
Comment 7. Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition to the edits above, we will file Pre-Effective Amendments No. 2 to the Registration Statements that will include final values for the prospectus and include, along with minor edits of an updating nature, the following changes:
•	the name change from “Venture 2010” to “Venture 4;”

•	a reduction of the number of available investment options;

•	the elimination of the DCA Fixed Investment Option; and

•	enhanced disclosure for the Money Market investment option, updated to reflect changes to the underlying fund.
Please do not hesitate to contact Thomas J. Loftus on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in his absence, please contact me at (617) 663-2184.
Very truly yours,
Arnold R. Bergman
Chief Counsel — Annuities